Exhibit 99.1

January 11, 2008

Dear Shareholders:

We encourage you to vote the enclosed proxy now “FOR” the proposed acquisition by an affiliate of TPG Partners V, L.P. (“TPG”) so that your shares can be represented at the Axcan Pharma Inc. Special Meeting of Shareholders, scheduled for January 25, 2008. At the Special Meeting, you will be asked to consider and vote upon a special resolution to approve an arrangement which will result in the acquisition by an affiliate of TPG of all outstanding Axcan Common Shares for a price of US$23.35 in cash, per Common Share (the “Special Resolution”).

Your Board of Directors unanimously recommends that you vote “FOR” the adoption of the Special Resolution.

Please consider these factors:

•                  Superior value:  The merger consideration represented a 28.3% premium to the pre-announcement trading price of Axcan on November 28, 2007.  In fact the USD merger consideration represents a premium over the 5 year high NASDAQ price.1

•                  The premium:  The premium in this transaction over the share price on the day prior to announcement exceeds the mean and median premiums over the share price on the day prior to announcement paid in (1) acquisitions of specialty pharmaceutical/life sciences companies announced during the three years prior to November 28, 2007 (mean 26.5%; median 22.3%) and (2) leveraged buyouts of public companies with a transaction value of more than US$500 million announced in the twelve months prior to November 28, 2007 (mean 21.8%; median 20.8%).1

•                  Extensive, independent, and robust process:  Before entering into the merger agreement, your Board of Directors supervised a broad and actively-managed process to solicit proposals and oversaw extensive arms-length negotiations with a number of potential buyers, both strategic and financial.  During negotiations, all bidders were able to conduct full due diligence.  Three highly interested potential acquirors emerged which led to two finalists and in the final round TPG offered the highest competitive price of US$23.35 per share.

•                  Endorsement by independent proxy advisors:  RiskMetrics, Glass Lewis and Proxy Governance2 — three leading proxy advisory firms — have recommended that shareholders vote FOR the proposed transaction.

In making their determinations, RiskMetrics stated “The extensive sale process has been well disclosed and the Arrangement is the best result available to Axcan shareholders as attested by the board”.

Glass Lewis stated “The board conducted a rigorous and lengthy sale process which involved multiple potentially interested parties.  In our opinion, such a sales process, all things being equal, yields the highest possible valuation for the Company, and Proxy Governance stated “We support this transaction because it appears to place a fair value on the company based on the general market reaction and the strong support the deal has received from equity analysts.”

Equity research analysts have broadly endorsed the proposed transaction.  Below are some analysts’ comments that reflect the positive reaction to the US$23.35 per share offer price:3

CIBC World Markets/Walewicz

 “Net of cash, TPG is paying approximately 3.0x sales and 8.0x EBITDA for Axcan.  […] Given Axcan’s moderate growth profile, we consider there to be little risk that this transaction is not completed under announced terms.”

BMO Capital Markets/Charette

“The transaction value is much higher than what can be justified given the current status quo, especially given the potential that 40% of Axcan revenues are open to genericization.”

Dundee/Martin

“Offer represents fair value for AXCA stock based on the opportunities and risks faced by the company.”

In recommending the proposed merger transaction with TPG, your Board of Directors is focusing on what it believes to be in the best interests of all Axcan stockholders.  This transaction, which is fully financed and has no financing condition, also provides Axcan stockholders with immediate cash at closing.

Since approval of the merger requires the affirmative vote of the holders of at least two-thirds of the votes cast at the Special Meeting, your vote is important, no matter how many shares you own.

If you have not already done so, please vote your shares by marking, signing, and dating the enclosed proxy card and returning it in the envelope provided. However in order to expedite the return of your vote, we encourage you to vote your shares by telephone or via the Internet by following the instructions provided on the enclosed proxy card. Additional information regarding the proposed merger transaction can be found in the notice of special meeting and management information circular dated December 21, 2007 that was previously mailed to you.

Stockholders who have questions about the merger or need assistance in submitting their proxies or voting their shares should contact Axcan’s proxy solicitors.

•                  In Canada — Kingsdale Shareholder Services Inc. 800-775-3159 (toll-free) or 416-867-2272 (collect) or via email to contactus@kingsdaleshareholder.com.

•                  In the US — MacKenzie Partners, Inc., by calling 800-322-2885 (toll-free) or 212-929-5500 (collect) or via e-mail to proxy@mackenziepartners.com.

We urge you to vote the enclosed proxy “FOR” adoption of the Special Resolution today!

Thank you for your continued interest in the company.

Very truly yours,

Léon F. Gosselin	Michael M. Tarnow
Chairman of the Board	Lead Independent Director

1 Premiums in all cases have been calculated by Merrill Lynch & Co., the financial advisor to Axcan Pharma Inc.

2 Permission to cite the recommendations of RiskMetrics, Glass Lewis and Proxy Governance was neither sought nor obtained.

3 Permission to cite the recommendations of CIBC World Markets, BMO Capital Markets and Dundee was neither sought nor obtained.

ABOUT THE COMPANY

Axcan is a leading multinational specialty pharmaceutical company focused on gastroenterology. The Company develops and markets a broad line of prescription products to treat a range of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to pancreatic insufficiency. Axcan’s products are marketed by its own specialized sales forces in North America and Europe. Its common shares are listed on the NASDAQ Global Market under the symbol “AXCA” and on the Toronto Stock Exchange under the symbol “AXP”.

ABOUT TPG CAPITAL

TPG Capital is the global buyout group of TPG, a leading private investment firm founded in 1992, with more than $35 billion of assets under management and offices in San Francisco, London, Hong Kong, New York, Minneapolis, Fort Worth, Melbourne, Menlo Park, Moscow, Mumbai, Beijing, Shanghai, Singapore and Tokyo. TPG Capital has extensive experience with global public and private investments executed through leveraged buyouts, recapitalizations, spinouts, joint ventures and restructurings. TPG Capital seeks to invest in world-class franchises across a range of industries, including healthcare (Biomet, Fenwal, IASIS Healthcare, Oxford Health Plans, Parkway Holdings, Quintiles Transnational, Surgical Care Affiliates), retail/consumer (Debenhams, Ducati, J. Crew, Myer, Neiman Marcus, Petco, TOMY Company), travel (America West, Continental, Hotwire, Sabre), media and communications (Alltel, Avaya, Findexa, Hanaro Telecom, MGM, TIM Hellas), industrials (Altivity Packaging, British Vita, Energy Future Holdings (formerly TXU), Grohe, Kraton Polymers, Texas Genco), technology (Freescale Semiconductor, Lenovo, MEMC, ON Semiconductor, Seagate, SunGard) and financial services (Ariel Reinsurance, Fidelity National Information Services, LPL Financial Services, Shenzhen Development Bank, Taishin Holdings), among others. Please visit www.tpg.com.

FORWARD-LOOKING STATEMENTS

This letter contains forward-looking statements relating to the proposed acquisition of Axcan Pharma Inc., including statements regarding the completion of the proposed transaction and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, you are cautioned not to place undue reliance on these forward-looking statements.

The completion of the proposed transaction is subject to a number of terms and conditions, including, without limitation: (i) applicable governmental authorities approvals, (ii) required Axcan shareholder approval, (iii) necessary court approvals, and (iv) certain termination rights available to the parties under the Arrangement Agreement. These approvals may not be obtained, the other conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the Arrangement Agreement may exercise their termination rights, in which case the proposed transaction could be modified, restructured or terminated, as applicable.

The forward-looking statements contained in this news release are made as of the date of this release. We disclaim any intention and assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on expectations of, or statements made by, third parties in respect of the proposed transaction. For additional information with respect to certain of these and other assumptions and risks, please refer to the related material change report and the Arrangement Agreement to be filed by Axcan Pharma Inc. with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov).

Special Meeting of Shareholders, January 25, 2008

YOUR VOTE
IS IMPORTANT
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The easiest and quickest way visit:	Call 1-866-732-VOTE (8683)
www.investorvote.com.

You will need to provide your control number, holder account number and access number found on proxy.	You will need to provide your control number, holder account number and access number found on proxy.	Fill in the proxy. Please ensure you date and sign it. Then, mail it in the postage prepaid addressed envelope.

Any questions or assistance requests relating to the Meeting may be directed to:

Canada Toll Free: 1-800 -775-3159 / Outside of North America: (Collect):  416 - 867 - 2272

OR

United States Toll Free:  1-800-322-2885 / Outside of North America: (Collect):  212-929-5500

Proxies must be received by January 24, 2008 at 5:00pm (Montreal Time)